		     SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549
			      ________________

				SCHEDULE 13G
	Information Statement Pursuant to Rules 13d-1 and 13d-2
	       Under the Securities Exchange Act of 1934

			     (Amendment No. 1)

			   MICROS-TO-MAINFRAMES, INC.
			      (Name of Issuer)

			 Common Stock. $.001 par value
			 (Title of Class of Securities)

				   594944-10-0
				 (CUSIP Number)

				  SCHEDULE 13G
							Page 2 of 4
CUSIP No.594944-10-0

1)      NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	  Steven Rothman

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) [ ]
			(b) [ ]

3)      SEC USE ONLY


4)      CITIZENSHIP OR PLACE OF ORGANIZATION
	    USA

		     5)   SOLE VOTING POWER
				978,361  (See Item 4)

NUMBER               6)   SHARED VOTING POWER
OF SHARES                    None
BENEFICIALLY
OWNED BY             7)   SOLE DISPOSITIVE POWER
EACH                      978,361  (See Item 4)
REPORTING
PERSON WITH          8)  SHARED DISPOSITIVE POWER
			     None

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,148,625  (See Item 4)

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
				      [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      25.5%

12)  TYPE OF REPORTING PERSON
	    IN

							  Page 3 of 4
Item  1(a).   Name of Issuer:

	     Micros-to-Mainframes, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:

	      614 Corporate Way, Valley Cottage, NY 10989.

Item  2(a).   Name of Person Filing:

	      Steven Rothman

Item  2(b).   Address of Principal Business Office or, if None, Residence:

	The Reporting Person's business address is 614 Corporate Way,
					Valley Cottage, NY 10989.

Item  2(c).   Citizenship:

	      USA.

Item  2(d).   Title of Class of Securities:

	Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number: 594944-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

	Inapplicable.

Item 4.  Ownership:

	(a) 1,148,625 Shares.  See 4(c) below.

	(b) This figure represents approximately 25.5% of the outstanding Shares of the Issuer (based on 4,440,374 Shares reported to be outstanding in the
Issuer's Report on Form 10-Q dated December 31, 1996).

	(c) The Reporting Person has sole voting power over 978,361 Shares, including Shares underlying: 70,000 stock options. The Reporting Person has sole dispositive power over 978,361 Shares, including Shares underlying 70,000 stock options. Excludes 1,125 Shares owned by Mr. Rothman's wife. The Reporting Person disclaims beneficial ownership of 169,139 Shares, which are held in trust for Reporting Person's three children. The Reporting Person also disclaims beneficial ownership of the 1,125 Shares owned by his spouse. The above amounts also exclude Shares underlying 40,000 stock options which are not currently exercisable.

Item 5.  Ownership of Five Percent or Less of a Class:

	 Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

	 Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

	 Inapplicable.

Item 8.  Identification and Classification of Members of the Group:

	Inapplicable.

Item 9.  Notice of Dissolution of Group:

	Inapplicable.

Item 10.  Certification:

	Inapplicable.


				  SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1997

					 /s/ Steven Rothman

					     Steven Rothman